Byrna Technologies Inc. 8-K

 Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE
CERTIFICATE OF INCORPORATION OF

BYRNA TECHNOLOGIES INC.

Byrna Technologies Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”),

DOES HEREBY CERTIFY:

FIRST: The name of Company is Byrna Technologies Inc.

SECOND: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

The Certificate of Incorporation of the Company shall be amended by adding the following paragraphs in Article Four immediately following the paragraphs in Article Four in Certificate of Incorporation, as previously amended:

“Contingent and effective upon the filing of this Certificate of Amendment to the Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware (the “Effective Time”), each ten (10) shares of Common Stock issued and outstanding prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Split”). No fractional share shall be issued in connection with the foregoing combination of the shares pursuant to the Reverse Split. The Company will pay in cash the fair value of such fractional shares, without interest and as determined in good faith by the Board of Directors of the Company when those entitled to receive such fractional shares are determined.

The Reverse Split shall occur automatically without any further action by the holders of Common Stock, and whether or not the certificates representing such shares of Common Stock have been surrendered to the Company; provided, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable as a result of the Reverse Split unless the existing certificates evidencing the applicable shares of Common Stock prior to the Reverse Split are either delivered to the Company, or the holder notifies the Company that such certificates have been lost, stolen or destroyed, and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates.”

THIRD: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted at an Annual Meeting of Stockholders held on November 19, 2020, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 28th day of April, 2021.

BYRNA TECHNOLOGIES INC.
By:	/s/ Bryan Ganz
Name:	Bryan Ganz
Title:	Chief Executive Officer